SUBURBAN PROPANE PARTNERS, L.P.

240 Route 10 West

Whippany, New Jersey 07981-0206

February 12, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Suburban Propane Partners, L.P.

Registration Statement on Form S-3

File No. 333-284853

Ladies and Gentlemen:

Pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement on Form S-3 (File No. 333-284853) filed by Suburban Propane Partners, L.P.:

“The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.”

If you have any questions or comments in connection with this delaying amendment, please contact Louis Rambo (202) 416-6878 of Proskauer Rose LLP.

SUBURBAN PROPANE PARTNERS, L.P.

By:	/s/ Bryon Koepke
Name: Bryon Koepke
Title: Vice President, General Counsel & Secretary

cc:	Louis Rambo, Proskauer Rose LLP